[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 11, 2013

BY HAND AND EDGAR

Mr. Todd Schiffman

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

RE:	Springleaf Holdings, LLC
Amendment Nos. 2 and 3 to Registration Statement on Form S-1
Filed October 1, 2013 and October 7, 2013
File No. 333-190653

Dear Mr. Schiffman,

On behalf of Springleaf Holdings, Inc. (the “Company”), enclosed is a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the filing of the Registration Statement filed with the Commission on October 1, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 8, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the Staff’s comment. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Capitalization, page 41

1.	We note that the Company does not include debt issued subsequent to June 30, 2013 in the capitalization table, including the September issuances described on page 52. Please such issuances in the capitalization table in your next amendment.

The capitalization table on pages 41-42 has been revised to include the debt transactions subsequent to June 30, 2013.

Mr. Todd Schiffman

Securities and Exchange Commission

October 11, 2013

Please telephone the undersigned at (212) 735-2918 or Michael Schwartz at (212) 735-3694 if you have any questions or require any additional information.

Very truly yours,

/s/	Gregory A. Fernicola

cc:	Josh Samples, Securities and Exchange Commission
Mike Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Scott McKinlay, Springleaf Holdings, LLC
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP

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